UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,442,264
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,442,264
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,442,264
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 33.5%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,442,264
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,442,264
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,442,264
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 33.5%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (“Turning Point Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D that was filed on May 13, 2016 and amended on June 29, 2016, November 25, 2016, March 20, 2017, June 5, 2017, June 14, 2017, September 7, 2018, April 9, 2020, July 10, 2020, July 15, 2020 and by this Amendment (as so amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 4 and 5 of the Schedule 13D as follows:

Item 4.                Purpose of Transaction

Upon the consummation of July 16, 2020 of the previously disclosed merger (the "Merger") in which Standard Diversified Inc. ("Standard Diversified") merged with and into a wholly owned subsidiary (“Merger Sub”) of the Company, with Merger Sub surviving as a wholly owned subsidiary of the Company, (i) Standard Diversified ceased to own shares of Turning Point Common Stock, and (ii) each share of common stock of Standard Diversified issued and outstanding immediately prior to the effective time of the Merger (except for shares held by the Company, Merger Sub or any subsidiary of the Company) was converted into the right to receive a fraction of a share of Turning Point Common Stock.  Accordingly,the Merger resulted in a change in the form of the Reporting Persons' beneficial ownership of Turning Point Common Stock.  Shares of Turning Point Common Stock reported as beneficially owned by the Reporting Persons no longer include shares previously owned directly by Standard Diversified and now include 6,345,506 shares distributed to the Reporting Persons, representing the Reporting Persons' pro rata share of shares of Turning Point Common Stock distributed to former holders of common stock of Standard Diversified.

In addition, the Reporting Persons intend to pledge shares of Turning Point Common Stock beneficially owned by the Reporting Persons as collateral for margin or other loans from a financial institution, acting on its own behalf and on behalf of such other financial institutions as may serve as lenders thereunder from time to time. Such loans will contain other customary terms and conditions.

Item 5.                Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 of the Schedule 13D.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of his or its pecuniary interest therein.

The percentage calculations used herein are based on the statement in a Current Report on Form 8-K filed by the Company on July 16, 2020 that there were 19,221,796 shares of Turning Point Common Stock outstanding immediately following consummation of the Merger.

(c)  The information set forth in Item 4 is incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                July 21, 2020
STANDARD GENERAL L.P. By: /s/ Joseph Mause Name: Joseph Mause Title: Chief Financial Officer SOOHYUNG KIM /s/ Soohyung Kim Soohyung Kim